06009294

OMMISSION
19

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

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SEC FILE NUMBER
8- 40190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pyramid Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20735 Stevens Creek Blvd. Ste. C
(No and Street)

Cupertino	California	95014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Hsu — (408) 517-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Hsu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramid Financial Corp., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of SANTA CLARA
Subscribed and sworn (or affirmed) to before me this 12TH day of APRIL, 2006

Notary Public

Signature

President
Title

KIRTI I. PATEL
COMM. NO. 1542642
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES JAN. 8, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Note 6: <u>COMMITMENTS AND CONTINGENCIES</u> (Continued)

The note payable consists of a capitalized lease payable collateralized by office equipment with net book value of $5,776.

Future minimum principal payments on these lease are as follows:

Year ending December 31,	Amount
2006	$ 7,115
2007 & thereafter	–
Total	$ 7,115

On August 1, 2005 the Company entered into a three year lease agreement for an automobile. Auto expense under this agreement for the year ended December 31, 2005 was $4,591.

The future minimum lease expense are:

December 31,		
2006		$ 11,018
2007		11,018
2008		6,427
2009 & thereafter		–
	Total	$ 28,463

The Company has a line of credit agreement with Bank of America under which it may borrow up to $100,000. Borrowings on the line of credit bear interest at a fixed rate of 9.38%. At December 31, 2005, there was an outstanding balance of $2,215.

Contingencies

During the year, the Company was involved in a transaction that is currently being investigated by the Securities and Exchange Commission and the NASD. The Company received $255,460 from this transaction, which has been included in income on these financial statements. These financial statements contain no adjustments for the outcome of this investigation.